SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

Perpetual Technologies, Inc.

(Name of Issuer)

Common Stock, par Value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Seth R. Winterton

1442 E. Lower River Road

Kamas, UT 84036

801-870-9313

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Seth R. Winterton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 9,000,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 9,000,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer. Common Stock, par value $.001 per share (the “Common Stock”) of Perpetual Technologies, Inc. whose principal executive offices are located at 1442 E. Lower River Road, Kamas, UT 84036 (the “Issuer”).

Item 2. Identity and Background.

(a)  Name:  Seth R. Winterton

(b)  Residence Address:  1442 E. Lower River Road, Kamas, UT 84036

(c)  Employment:  State of Utah, Department of Agriculture

(d)  Criminal Proceedings:  None

(e)  Civil Proceedings:  None

(f)  Citizenship:  United States of America

Item 3. Source and Amount of Funds or Other Consideration.  On December 27, 2008, Mr. Winterton purchased 9,000,000 shares of Common Stock of the Issuer from an individual in a private transaction for a sum of $9,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

The 9,000,000 shares were purchased by Mr. Winterton for the purpose of acquiring control of the Issuer. In addition to acquiring the shares on December 27, 2008, on December 29, 2008, Mr. Winterton was appointed a director of the Issuer and was appointed Chairman, President, Chief Executive Officer, Secretary and Treasurer of the Issuer.  As a result of the acquisition of control of the Issuer, Mr. Winterton caused the Issuer to commence business operations to offer Organic System Plan development, implementation, and compliance services to companies seeking to obtain organic certification in accordance with the United States Department of Agriculture’s National Organic Program standards and to provide expertise, training and consulting services in organic enforcement actions including certification agency and federal administrative corrective actions.  Prior to this date the Issuer had been a dormant shell company.

Item 5. Interest in Securities of the Issuer.

(a)  Mr. Winterton beneficially owns an aggregate of 9,000,000 shares of Common Stock, representing 75% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s 10-Q for the quarter ended September 30, 2008);

(b)  Mr. Winterton has the sole right to vote and dispose, or direct the disposition of the 9,000,000 shares of Common Stock owned by him;

(c)  Mr. Winterton purchased 9,000,000 shares of Common Stock effective December 27, 2008 from Joseph Nemelka for $9,000.

 (d)  Other than Mr. Winterton, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,000,000 shares of Common Stock owned by him.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Winterton has an Employment Agreement with the Issuer dated December 30, 2008.

Item 7. Material to be Filed as Exhibits.

The Employment Agreement dated December 30, 2008, between the Issuer and Mr. Winterton is incorporated by reference from the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008 (SEC File No. 000-53010).

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2008

/s/ Seth R. Winterton

Seth R. Winterton

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